News release

Annual General Meeting of Biofrontera AG: Biofrontera Management Board approved by large majority

Leverkusen, Germany, July 11, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced the results of the Annual General Meeting held on 10 July 2019. The shareholders present represented 75.88% of the registered share capital.

The shareholders approved the agenda items proposed by the Management Board and Supervisory Board (published in the Federal Gazette on June 3, 2019) with a large majority. All supplementary motions and countermotions submitted by the Deutsche Balaton Group were rejected by the Annual General Meeting with a clear majority. Prof. Dr. Franca Ruhwedel was newly appointed to the Supervisory Board. In the future, she will support Biofrontera AG with her extensive financial expertise, in particular in the Audit Committee. No vote was required on agenda item 1.

“The overwhelming shareholder presence at yesterday’s Annual General Meeting shows the strong interest and commitment of our shareholders. The rejection of all supplementary motions and countermotions shows that our shareholders stand united behind the Management Board and Supervisory Board. We greatly appreciate the support and would like to express our sincere thanks,” said CEO Prof. Dr. Hermann Lübbert. “We see ourselves confirmed on our strategic course and will continue to work on the success of the Company with the outstanding know-how and tireless commitment of our employees”.

Reinhard Eyring, member of the Supervisory Board and chairman of yesterday’s meeting, added: “On behalf of the Supervisory Board, I would like to welcome Prof. Dr. Ruhwedel as a new member of the Supervisory Board of Biofrontera. My colleagues and I look forward to working together”.

Further information on the Annual General Meeting including the detailed voting results and the Executive Board presentation can be found at: https://www.biofrontera.com/en/annual-general-meeting.html

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0
Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services
Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group

IR: Tram Bui	+1 646-536-7035
PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets AKTIPAK®, a prescription medication for the treatment of acne, and Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102